UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION
(Translation of registrant's name into English)

6529 E Friess Drive
Scottsdale, AZ 85254
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  X .Form 20-F        .Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      . No  X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

Other Events

On August 21, 2014, the Tombstone Exploration Corporation, a Canadian federal corporation (“Tombstone” or the “Company”) filed a lawsuit in the United States District Court for the District of Utah against EuroGas, Inc., a Utah corporation (“EuroGas Utah”), EuroGas, AG, a Swiss stock corporation (“EuroGas Swiss”), ZB Capital, AG, a Swiss corporation and Riata Minerals, Inc., et al. (collectively, the “Defendants”) for breaches of various agreements, including the Stock-for-Stock Exchange Agreement dated December 10, 2013. The Company is currently in communication, attempting to negotiate a settlement of this matter, with the Defendants counsel and expects that the dispute will be resolved shortly.

Entry into the Stock-for-Stock Exchange Agreement was reported on the Company’s Form 6-K filed with the Securities and Exchange Commission on December 16, 2013 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2014	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer

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